                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                          PEKIN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------
                                  COMMON STOCK
                            $1.25 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

--------------------------------------------------------------------------------

William E. Tunis, Sr. Vice President        Robert J. Loots
  Secretary and Treasurer                   von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                Suite 700
2505 Court Street                           411 E. Wisconsin Avenue
Pekin, Illinois  61558                      Milwaukee, Wisconsin  53202
(309) 346-1161                              (414) 276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------



                                 April 22, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 705634103

1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only)

         Pekin Insurance Company 37-6028411

--------------------------------------------------------------------------------

2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds   WC

--------------------------------------------------------------------------------

5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of
         Schedule 13D
         Not Required

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization        Illinois

--------------------------------------------------------------------------------

                                7)  Sole Voting Power                   0
                                -----------------------------------------
Number of Shares                8)  Shared Voting Power         8,749,406
Beneficially Owned              -----------------------------------------
by Each Reporting Person        9)  Sole Dispositive Power              0
With                            -----------------------------------------
                                10) Shared Dispositive Power    8,749,406
                                -----------------------------------------

--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Reporting Person

         8,749,406

--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         Inapplicable

--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

         50.02%
--------------------------------------------------------------------------------

14)      Type of Reporting Person   IC

--------------------------------------------------------------------------------

CUSIP No. 705634103

1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only)

         The Farmers Automobile Insurance Association  37-0268670

--------------------------------------------------------------------------------

2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds   WC

--------------------------------------------------------------------------------

5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of
         Schedule 13D
         Not Required

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization        Illinois

--------------------------------------------------------------------------------

                             7)  Sole Voting Power                  0
                             ----------------------------------------
Number of Shares             8)  Shared Voting Power        8,749,406
Beneficially Owned           ----------------------------------------
by Each Reporting Person     9)  Sole Dispositive Power             0
With                         ----------------------------------------
                             10) Shared Dispositive Power   8,749,406
                             ----------------------------------------

--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Reporting Person

         8,749,406

--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         Inapplicable

--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

         50.02%

--------------------------------------------------------------------------------

14)      Type of Reporting Person   IC

--------------------------------------------------------------------------------

This Report relates to the common stock, par value $1.25 per share ("Shares"), of Pekin Life Insurance Company ("Issuer"). The Report on Schedule 13D filed by Farmers Automobile Insurance Association ("Farmers") and its subsidiary, Pekin Insurance Company ("Pekin Casualty") dated November 25, 1985 ("Original Report"), as amended by FAIA and Pekin Casualty between December 30, 1985 and March 31, 1997 ("Amendment Nos. 1-7"), is hereby amended and supplemented as set forth below. The Original Report, as amended, is hereinafter referred to as "Schedule 13D" or "Statement."

Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report and Amendment Nos. 1-7 are being filed as part of this Report as Attachment 1 and Attachments 2-8 respectively, hereto and are hereby incorporated by reference herein for all purposes. Because previously filed paper exhibits to a
Schedule 13D are not required to be restated electronically, exhibits to the Original Report and Amendment Nos. 1-7 are not being refiled with this report.

The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.

                               Amendment No. 8 to
                                  Schedule 13D

Item 4. Purpose of Transaction. Item 4 of the Statement is hereby amended by inserting the following at the end of the item:

A 100 percent stock dividend was declared by the Board of Directors to shareholders of record as of

May 2, 1997. During 1998, the Issuer reacquired 74,000 shares of its common stock. As of April 22, 1999, the Issuer has reacquired an additional 34,400 shares of its common stock.

Item 5. Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:

         The interests of the Reporting Persons in the common stock of the Issuer are as follows:


                                                                       Percent of
                                                          Shares       Ownership
                                                       ----------      ----------
Farmers                                                 7,455,630       42.62%

Pekin Casualty                                          1,293,776        7.40%

         Total Aggregate No. of Shares
         and Ownership Percentage                       8,749,406       50.02%

         Total Shares Outstanding                      17,491,600      100.00%


No transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

         Pekin Casualty is wholly owned by Farmers.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of six persons, all of whom are directors of the Issuer, Pekin Casualty and Farmers. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of April 22, 1999, are identified below. The Shares of the Issuer beneficially owned by each member, are set forth next to the member's name.




Advisory Committee                                                Shares Beneficially Owned
------------------                                                -------------------------

R. Michael Weir, Chairman                                                 24,848
Steven R. Anderson, Vice Chairman                                         11,738
Ronald G. Beck                                                             5,900
Robert W. Scheffler                                                       43,270
L. Neal Tay                                                               11,407
Sylvan L. Franklin                                                        10,844
                                                                          ------

         Total Aggregate Number of Shares                               108,007
                                                                        =======
         Total Ownership Percentage                                         .62%



                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


THE FARMERS AUTOMOBILE                           PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By:                                         By:
   ------------------------------              --------------------------------
        Robert W. Scheffler,                           Robert W. Scheffler,
           President                                        President

Attest:                                     Attest:
     ----------------------------                  ----------------------------
        William E. Tunis                               William E. Tunis
           Secretary                                        Secretary

Date:  May 3, 1999                          Date:  May 3, 1999

                                  Attachment 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Statement on
                                  SCHEDULE 13D

                          Filed Pursuant to Rule 13d-1
                    Under the Securities Exchange Act of 1934

--------------------------------------------------------------------------------
                             PEKIN INSURANCE COMPANY
                    (Issuer to Which This Statement Relates)

--------------------------------------------------------------------------------
                                  COMMON STOCK
                            $2.50 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103
--------------------------------------------------------------------------------
William Tunis, Sr. Vice President           Robert J. Loots
         Secretary and Treasurer            von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                411 East Wisconsin Avenue
2505 Court Street                           Suite 700
Pekin, Illinois 61558                       Milwaukee, WI  53202
(309)346-1161                                        (414)276-1122

                     (Names, Addresses and Telephone Numbers
          of Persons Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                November 25, 1985
                          (Date of Event Which Requires
                            Filing of This Statement)

--------------------------------------------------------------------------------

                 Check the following box if a fee is being paid
                            with this statement. [X]

--------------------------------------------------------------------------------

CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person

         Pekin Insurance Company 37-6028411

--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b)      x      (The reporting person does describe at Item 5 a control
                  relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds   WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship       Illinois

--------------------------------------------------------------------------------

Number of Shares                    (7)  Sole Voting Power                  0
Beneficially Owned                  (8)  Shared Voting Power          272,090
by Reporting Person                 (9)  Sole Dispositive Power             0
With                                (10) Shared Dispositive Power     272,090

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         272,090

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         34.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person   IC


--------------------------------------------------------------------------------

CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person

         The Farmers Automobile Insurance Association               37-0268670

--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b)      x        (The reporting person does describe herein a control
                  relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds   WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship       Illinois

--------------------------------------------------------------------------------

Number of Shares                 (7)   Sole Voting Power                   0
Beneficially Owned               (8)   Shared Voting Power           272,090
by Reporting Person              (9)   Sole Dispositive Power              0
With                             (10)  Shared Dispositive Power      272,090

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         272,090

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         34.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person   IC      HC

Item 1.           Security and Issuer

                  The securities to which this Statement relates are the shares of common stock, par value $2.50 per share (the "Shares"), of the Pekin Life Insurance Company (the "Issuer"). The Issuer is an Illinois insurance company engaged in the principal business of offering and selling life, accident and health insurance which was formed on April 28, 1965. The Shares are traded in the over-the-counter market. The Issuer has its principal business and executive offices at 2505 Court Street, Pekin, Illinois 61558.

         This Statement relates to the proposed issuance of 200,000 shares of the Issuer's previously authorized and unissued common stock to The Farmers Automobile Insurance Association ("Farmers"), an inter-insurance exchange, with the same principal place of business as the Issuer. As set forth in Item 4, the Board of Directors of the Issuer has authorized the issuance of 200,000 to Farmers, subject to final approval by the Illinois Director of Insurance, in exchange for a capital contribution to the Issuer of $6,000,000.

                  This Statement also relates to the beneficial ownership of more than 5% of the common stock of the Issuer Farmers and its subsidiary, Pekin Insurance Company ("Pekin Casualty"), an Illinois insurance company, which also maintains the same principal place of business as the Issuer.

Item 2            Identity and Background.

                  The persons filing this statement are identified as follows:

(1)      (a)      Name:    The Farmers Automobile Insurance Association

         (b)      Principal Business and Office Address:
                  2505 Court Street, Pekin, Illinois  61558

         (c) Principal Business: A reciprocal insurance organization, also described as an inter-insurance exchange, which provides full motor vehicle collision and property and casualty insurance coverage to members with claims paid from the pooled premiums or deposits paid by members.

(2)      (a)      Name:  Pekin Insurance Company

         (b)      Principal Business and Office Address:
                  2505 Court Street, Pekin, Illinois 61558

         (c) Principal Business: An insurance company which offers insurance covering property and casualty risks.

         Farmers is an association of members and, as such, is not a separate legal entity. All business of Farmers is conducted and transacted by its attorney-in-fact, Farmers Automobile Management Corporation ("Farmers Management"), which has been appointed attorney-in-fact by the members of the inter-insurance exchange.

         Neither Farmers, Farmers Management nor Pekin Casualty, or any executive officer or director of Farmers Management or Pekin Casualty, have been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). Neither Farmers, Farmers Management nor Pekin Casualty, or any executive officer or director of Farmers Management or Pekin Casualty, have been a party to any civil judicial or administrative proceedings during the past five (5) years resulting in judgments, decrees or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         The insurance laws of the State of Illinois govern the insurance business transacted on behalf of Farmers by Farmers Management. Farmers Management is an Illinois corporation with the same principal place of business as Farmers, Pekin Casualty and the Issuer. The directors and principal executive officers of Farmers Management, Pekin Casualty and the Issuer are identical. Pekin Casualty is organized and operated under Illinois insurance law. All of the principal executive officers and directors of Farmers Management, Pekin Casualty and the Issuer are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

         All funds to be used by Farmers in acquiring the 200,000 Shares proposed to be issued by the Issuer, subject to approval by the Illinois Director of Insurance, will be from Farmers' working capital. All funds used by Farmers and Pekin Casualty to purchase the Shares currently held were from the working capital of the two reporting persons.

Item 4. Purpose of Transaction.

         The primary purpose of the proposed issuance of 200,000 Shares to Farmers is to obtain additional capital for the Issuer for use in meeting future building needs. Currently, the Issuer, Farmers and Pekin Casualty share a common principal place of business and common facilities and personnel for many business and administrative functions. If the Illinois Director of Insurance approves issuance of 200,000 shares by the Issuer to Farmers at a price of $30 per share, representing an aggregate price of $6,000,000, the capital contribution will be utilized by the Issuer to expand its business facilities. The Issuer's Board of Directors approved the issuance of the Shares at its meeting on Monday, November 25, 1985.

         Prior purchases of the Issuer's Shares by the reporting persons were made primarily for the purpose of investment. The reporting persons have also acquired shares in order to obtain efficiencies in the management and control of Farmers, Pekin Casualty and the Issuer.

         During the 60 days immediately preceding the filing of this Statement, Farmers acquired 8,900 Shares in an open-market transaction. The transaction occurred on October 10, 1985, at a price of $20.75 per share for an aggregate price of $184,675.00. The transaction was effected through Blunt Ellis & Loewi Incorporated, one of the brokerage firms acting as a market maker of the Shares. As noted above, the primary purpose of such purchase was for the purpose of investment and to facilitate the maintenance of an orderly market for the Issuer's Shares by acquiring the excess inventory held by Blunt Ellis & Loewi Incorporated for which there were no interested purchasers.

Item 5. Interest inSecurities of the Issuer.

The current interest of the reporting persons in the common stock of the Issuer are as follows:


                                                                      Percent of
                                                     Shares           Ownership
                                                     ------           ---------

(1)      Farmers                                     201,080              25.1%

(2)      Pekin Casualty                               71,010               8.9%
                                                    --------          --------

         Total Aggregate Number of Shares
                  and Ownership Percentage           272,090              34.0%

         Total Shares Outstanding                    800,000

         If the issuance of 200,000 Shares to Farmers is approved by the Illinois Director of Insurance and the transaction is effected, the interests of the reporting persons in the common stock of the Issuer will be as follows:

                                                                      Percent of
                                                     Shares           Ownership
                                                     ------           ---------
(1)      Farmers                                     401,080              40.1%

(2)      Pekin Casualty                               71,010               7.1%
                                                    --------           -------

         Total Aggregate Number of Shares
                  and Ownership Percentage           472,090              47.2%

         Total Shares Outstanding                  1,000,000

         Substantially all of the outstanding common stock of Pekin Casualty is owned by Farmers, with the exception of nine qualifying shares owned by the directors of Pekin Casualty.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of 8 persons, 6 of whom are directors of the Issuer, Pekin Casualty and Farmers Management, and 2 of whom are outside of the management of those companies. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of November 25, 1985, are identified below. The Shares of the Issuer beneficially owned by each member, as of that date, are set forth next to the member's name.


Advisory Committee                                     Shares Beneficially Owned
------------------                                     -------------------------
Ralph Heim, Chairman                                         2,500
T. E. Murphy                                                   500
Curtis Mahaffey, Vice Chairman                               2,880
Walter R. McCoy                                              5,432
Paul Plesko                                                    400
Arthur W. Anderson                                          20,360
Merlyn E. Lower                                              7,320
Dale W. Sarver                                               9,120
                                                            ------
         Total Aggregate Number of Shares                   48,512
         Total Ownership Percentage                            6.1%

         See Item 4 for information regarding the transaction in the Issuer's Shares by the reporting persons during the sixty-day period immediately preceding the filing of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         The Issuer, Farmers and Herget National Bank (as Escrowee) have entered into an Escrow Agreement with respect to the proposed issuance of 200,000 shares by the Issuer to Farmers and will enter into a Subscription Agreement if the transaction is approved by the Illinois Director of Insurance. Copies of these agreements are attached hereto as Exhibits 3 and 4, respectively. Attached hereto as Exhibit 1 is a copy of the Affidavit of Eugene W. Taylor, dated November 26, 1985, as submitted to the Illinois Director of Insurance.

Item 7.   Material to be Filed as Exhibits.

(1)      Affidavit of Eugene W. Taylor dated November 26, 1985.

         (A) The Farmers Automobile Insurance Association Attorney-in-Fact Farmers Automobile Management Corporation: Organization Chart.

(2)      Certificate of the Secretary of the Issuer dated November 27, 1985.

(3)      Escrow Agreement.

(4)      Subscription Agreement.


                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

THE FARMERS AUTOMOBILE                               PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By:  Paul Plesko, President                By:  Paul Plesko, President

Attest:  Eugene W. Taylor, Secretary       Attest:  Eugene W. Taylor,  Secretary

Date:  December 4, 1985                    Date:  December 4, 1985

                                  Attachment 2

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                  Statement on
                                  SCHEDULE 13D
                                (Amendment No. 1)
                          Filed Pursuant to Rule 13d-1
                    Under the Securities Exchange Act of 1934

--------------------------------------------------------------------------------
                          PEKIN LIFE INSURANCE COMPANY
                    (Issuer to Which This Statement Relates)

--------------------------------------------------------------------------------
                                  COMMON STOCK
                            $2.50 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103
--------------------------------------------------------------------------------

William E. Tunis, Sr. Vice President,        Robert J. Loots
      Secretary and Treasurer                von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                 411 East Wisconsin Avenue
2505 Court Street                            Suite 700
Pekin, Illinois  61558                       Milwaukee, WI  53202
(309)346-1161                                         (414)276-1122


                     (Names, Addresses and Telephone Numbers
          of Persons Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                December 30, 1985
                          (Date of Event Which Requires
                            Filing of This Statement)

CUSIP No.  705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person

         Pekin Insurance Company 37-6028411

--------------------------------------------------------------------------------
(2)      Member of a Group

         (a)

         (b)      X      (The reporting person does describe at Item 5 a control
                  relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds  WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship  Illinois

--------------------------------------------------------------------------------

Number of Shares              (7)      Sole Voting Power                    0
Beneficially Owned            (8)      Shared Voting Power            472,090
by Reporting Person           (9)      Sole Dispositive Power               0
With                          (10)     Shared Dispositive Power       472,090


--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         472,090

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         47.2%

--------------------------------------------------------------------------------

(14)  Type of Reporting Person      IC

--------------------------------------------------------------------------------

CUSIP No. 705634103


--------------------------------------------------------------------------------

(1)      Name and I.R.S. Identification Number of Reporting Person

         The Farmers Automobile Insurance Association  37-0268670

--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b)      X      (The reporting person does describe herein a control
                  relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds   WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Item 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship       Illinois

--------------------------------------------------------------------------------

Number of Shares               (7)   Sole Voting Power                 0
Beneficially Owned             (8)   Shared Voting Power         472,090
by Reporting Person            (9)   Sole Dispositive Power            0
With                           (10)  Shared Dispositive Power    472,090

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         472,090

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         47.2%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person    IC     HC

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The securities to which this Statement relates are the shares of common stock, par value $2.50 per share (the "Shares"), of the Pekin Life Insurance Company (the "Issuer"). The Issuer is an Illinois insurance company engaged in the principal business of offering and selling life, accident and health insurance which was formed on April 28, 1965. The Shares are traded in the over-the-counter market. The Issuer has its principal business and executive offices at 2505 Court Street, Pekin, Illinois 61558.

         On December, 5, 1985, a Statement on Schedule 13D was filed with the Securities and Exchange Commission relating to: (i) the proposed issuance of 200,000 shares of the Issuer's previously authorized and unissued common stock to The Farmers Automobile Insurance Association ("Farmers"), an inter-insurance exchange, with the same principal place of business as the Issuer; and (ii) The beneficial ownership of more than 5% of the common stock of the Issuer by Farmers and its subsidiary, Pekin Insurance Company ("Pekin Casualty"), an Illinois insurance company, which also maintains the same principal place of business as the Issuer.

         This Amendment relates to the consummation of the proposed transaction and the issuance of 200,000 shares to Farmers by the Issuer. See Item 4 for information regarding the consummation of the transaction.

Item 2.  Identity and Background.

         The persons filing this Statement are identified as follows:

(1)      (a)      Name:  The Farmers Automobile Insurance Association

         (b)      Principal Business and Office Address:
                  2505 Court Street, Pekin, Illinois 61558

         (c) Principal Business: A reciprocal insurance organization, also described as an inter-insurance exchange, which provides full motor vehicle collision and property and casualty insurance coverage to members with claims paid from the pooled premiums or deposits paid by members.

(2)      (a)      Name:  Pekin Insurance Company

         (b)      Principal Business and Office Address:
                  2505 Court Street, Pekin, Illinois  61558

         (c) Principal Business: An insurance company which offers insurance covering property and casualty risks.

         Farmers is an association of members and, as such, is not a separate legal entity. All business of Farmers is conducted and transacted by its attorney-in-fact, Farmers Automobile Management Corporation ("Farmers Management"), which has been appointed attorney-in-fact by the members of the inter-insurance exchange.

         Neither Farmers, Farmers Management nor Pekin Casualty, or any executive officer of director of Farmers Management or Pekin Casualty, have been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). Neither Farmers, Farmers Management nor Pekin Casualty, or any executive officer or director of Farmers Management or Pekin Casualty, have been a party to any civil judicial or administrative proceedings during the past five (5) years resulting in judgments, decrees or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         The insurance laws of the State of Illinois govern the insurance business transacted on behalf of Farmers by Farmers Management. Farmers Management is an Illinois corporation with the same principal place of business as Farmers, Pekin Casualty and the Issuer. The directors and principal executive officers of Farmers Management, Pekin Casualty and the Issuer are identical. Pekin Casualty is organized and operated under Illinois insurance law. All of the principal executive officers and directors of Farmers Management, Pekin Casualty and the Issuer are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

         All funds used by Farmers in acquiring the 200,000 Shares issued by the Issuer were from Farmers' working capital. All funds used by Farmers and Pekin Casualty to purchase all other Shares currently held were from the working capital of the two reporting persons.

Item 4.    Purpose of Transaction.

         The primary purpose of the issuance of 200,000 Shares to Farmers was to obtain additional capital for the Issuer for use in meeting future building needs. Currently, the Issuer, Farmers and Pekin Casualty share a common principal place of business and common facilities and personnel for many business and administrative functions. The aggregate purchase price for the Shares of $6,000,000, representing paid-up capital of $500,000 and net surplus of $5,500,000 to the Issuer, will be utilized by the Issuer to expand its business facilities. The Issuer's Board of Directors approved the issuance of the Shares at its meeting on Monday, November 25, 1985. The Illinois Director of Insurance issued a permit which authorized the Issuer to solicit subscriptions for the 200,000 shares. Farmers executed the Subscription Agreement for the Shares on December 16, 1985 and placed $6,000,000 in escrow with the Herget national Bank, conditioned upon and pending the issuance of a Certificate of Paid-Up Capital to the Issuer by the Illinois Director of Insurance. The Director issued the Certificate of Paid-Up Capital to the Issuer on December 30, 1985. On December 30, 1985, the purchase price was released from escrow and paid to the Issuer and a certificate for 200,000 Shares was issued to Farmers.

         Prior purchases of the Issuer's Shares by the reporting persons were made primarily for the purpose of investment. The reporting persons have also acquired shares in order to obtain efficiencies in the management and control of Farmers, Pekin Casualty and the Issuer.

         During the 60 days immediately preceding the filing of the Statement on
Schedule 13D, Farmers acquired 8,900 Shares in an open-market transaction. The transaction occurred on October 10, 1985, at a price of $20.75 per share for an aggregate price of $184,675.00. The transaction was effected through Blunt Ellis & Loewi Incorporated, one of the brokerage firms acting as a market maker of the Shares. As noted above, the primary purpose of such purchase was for the purpose of investment and to facilitate the maintenance of an orderly market for the Issuer's Shares by acquiring the excess inventory held by Blunt Ellis & Loewi Incorporated for which there were no interested purchasers.

Item 5.  Interest in Securities of the Issuer.

         The current interests of the reporting persons in the common stock of the Issuer are as follows:


                                                            Percent of
                                             Shares         Ownership
                                             ------         ---------

(1)      Farmers                             401,080           40.1%

(2)      Pekin Casualty                       71,010            7.1%
                                              ------            ----

       Total Aggregate Number of Shares
         and Ownership Percentage            472,090           47.2%

       Total Shares Outstanding            1,000,000

         Substantially all of the outstanding common stock of Pekin Casualty is owned by

Farmers, with the exception of nine qualifying shares owned by the directors of Pekin Casualty.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of 8 persons, 6 of whom are directors of the Issuer, Pekin Casualty and Farmers Management, and 2 of whom are outside of the management of those companies. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of November 25, 1985, are identified below. The Shares of the Issuer beneficially owned by each member, as of that date, are set forth next to the member's name.



Advisory Committee                                              Shares Beneficially Owned
------------------                                              -------------------------
Ralph Heim, Chairman                                                  2,500
T. E. Murphy                                                            500
Curtis Mahaffey, Vice Chairman                                        2,880
Walter R. McCoy                                                       5,432
Paul Plesko                                                             400
Arthur W. Anderson                                                   20,360
Merlyn E. Lower                                                       7,320
Dale W. Sarver                                                        9,120
                                                                     ------

         Total Aggregate Number of  Shares                           48,512

         Total Ownership Percentage                                     6.1%

         See Item 4 for information regarding the transaction in the Issuer's Shares by the reporting persons during the sixty-day period immediately preceding the filing of the Statement on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

                  The Issuer, Farmers and Herget National Bank (as Escrowee) entered into an Escrow Agreement, and the Issuer and Farmers entered into a Subscription Agreement with respect to the issuance of the 200,000 Shares by the Issuer to Farmers. Copies of these agreements are attached hereto as Exhibits 3 and 4, respectively.

Item 7.   Material to be Filed as Exhibits

          (1) Affidavit of Eugene W. Taylor dated November 26, 1985.

          (A) The Farmers Automobile Insurance Association Attorney-in-Fact Farmers Automobile Management Corporation: Organization Chart.

          (2) Certificate of the Secretary of the Issuer dated November 27,
1985.

          (3) Escrow Agreement, dated November 26, 1985.

          (4) Subscription Agreement, dated December 16, 1985.

          (5) Permit, dated December 6, 1985, issued by John E. Washburn, Director of Insurance, Department of Insurance, State of Illinois.

          (6) Affidavit of Officers and Directors, dated December 16, 1985.

          (7) Certificate of Paid-Up Capital, dated December 30, 1985, issued by John E. Washburn, Director of Insurance.

                                    SIGNATURE
           After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

THE FARMERS AUTOMOBILE                      PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By: Paul Plesko, President                  By:  Paul Plesko, President

Attest: Eugene W. Taylor, Secretary         Attest:  Eugene W. Taylor, Secretary

Date: January 3, 1986                       Date:   January 3, 1986

                                  Attachment 3


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------
                                  Statement on
                                  Schedule 13D
                                (Amendment No. 2)
                          Filed Pursuant to Rule 13d-1
                    Under the Securities Exchange Act of 1934

--------------------------------------------------------------------------------

                          PEKIN LIFE INSURANCE COMPANY
                    (Issuer to Which This Statement Relates)

--------------------------------------------------------------------------------
                                  COMMON STOCK
                            $2.50 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

--------------------------------------------------------------------------------
William E. Tunis, Sr. Vice President,       Robert J. Loots
         Secretary and Treasurer            von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                411 East Wisconsin Avenue
2505 Court Street                           Suite 700
Pekin, Illinois  61558                      Milwaukee, WI  53202
(309)346-1161                                        (414)276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------

                                December 5, 1986

             (Date of Event Which Requires Filing of This Statement)

CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person

         Pekin Insurance Company 37-6028411

--------------------------------------------------------------------------------
(2)      Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds   WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship       Illinois

--------------------------------------------------------------------------------

Number of Shares                   (7)    Sole Voting Power                 0
Beneficially Owned                 (8)    Shared Voting Power         968,520
by Each Reporting Person           (9)    Sole Dispositive Power            0
With                               (10)   Shared Dispositive Power    968,520

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         968,520

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         48.4%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person   IC

--------------------------------------------------------------------------------

CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number of Reporting Person

         The Farmers Automobile Insurance Association  37-0268670

--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds   WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship       Illinois

--------------------------------------------------------------------------------

Number of Shares                   (7)  Sole Voting Power                   0
Beneficially Owned                 (8)  Shared Voting Power           968,520
by Each Reporting Person           (9)  Sole Dispositive Power              0
With                               (10) Shared Dispositive Power      968,520

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         968,520

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         48.4%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person   IC

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The securities to which this Statement relates are the Shares of common stock, par value $2.50 per share (the "Shares"), of the Pekin Life Insurance Company (the "Issuer"). The Issuer is an Illinois insurance company engaged in the principal business of offering and selling life, accident and health insurance which was formed on April 28, 1965. The Shares are traded in the over-the-counter market. The Issuer has its principal business and executive offices at 2505 Court Street, Pekin, Illinois 61558.

         This Amendment relates to the acquisition of 9,000 Shares of the Issuer in an unsolicited private transaction by Farmers. See item 4 for information regarding this transaction.

Item 2.  Identity and Background

         The persons filing this Statement are identified as follows:

(1)      (a)      Name:  The Farmers Automobile Insurance Association

         (b)      Principal Business and Office Address:
                  2505 Court Street, Pekin, Illinois  61558

         (c) Principal Business: A reciprocal insurance organization, also described as an inter-insurance exchange, which provides full motor vehicle collision and property and casualty insurance coverage to members with claims paid from the pooled premiums or deposits paid by members.

(2)      (a)      Name:  Pekin Insurance Company

         (b)      Principal Business and Office Address:
                  2505 Court Street, Pekin, Illinois  61558

         (c) Principal Business: An insurance company which offers insurance covering property and casualty risks.

         Farmers is an association of members and, as such, is not a separate legal entity. All business of Farmers is conducted and transacted by its attorney-in-fact, Farmers Automobile Management Corporation ("Farmers Management"), which has been appointed attorney-in-fact by the members of the inter-insurance exchange.

         Neither Farmers, Farmers Management nor Pekin Casualty, or any executive officer or director of Farmers Management or Pekin Casualty, have been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). Neither Farmers, Farmers management nor Pekin Casualty, or any executive officer or director of Farmers Management or Pekin Casualty, have been a party to any civil judicial or administrative proceedings during the past five (5) years resulting in judgments, decrees or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         The insurance laws of the State of Illinois govern the insurance business transacted on behalf of Farmers by Farmers Management. Farmers management is an Illinois corporation with the same principal place of business as Farmers, Pekin Casualty and the Issuer. The directors and principal executive officers of Farmers Management, Pekin Casualty and the Issuer are identical. Pekin Casualty is organized and operated under Illinois insurance law. All of the principal executive officers and directors of Farmers Management, Pekin Casualty and the Issuer are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

         All funds used by Farmers and Pekin Casualty to purchase Shares currently held were from the working capital of the two reporting persons.

Item 4.  Purpose of Transaction.

         Farmers purchased the 9,000 Shares of Issuer stock primarily for investment purposes. Prior purchases of the Issuer's Shares by the reporting persons were also made primarily for the purpose of investment. The reporting persons have also acquired Shares in order to obtain efficiencies in the management and control of Farmers, Pekin Casualty and the Issuer.

         The 9,000 Shares were acquired in an unsolicited private transaction at a price of $16.75 per share for an aggregate price of $150,750.00. The transaction was effected through The Chicago Corporation acting as agent for the seller.

         During the 60 days immediately preceding the filing of this amendment, Farmers acquired a total of 3,400 Shares, in addition to the 9,000 Shares identified above. These transactions occurred on the following dates:

                                                     Share              Total
Date                        No.                      Price              Price
----                        ---                      -----              -----

October 22, 1986           1,000                     $ 16              $16,000
November 3,1986            1,400                     $ 16              $22,400
December 2, 1986           1,000                     $ 16              $16,000


The October 22 and December 2 transactions were effected with Blunt Ellis & Loewi Incorporated, one of the brokerage firms acting as market maker of the Shares. The November 3 transaction was an unsolicited private transaction effected with a shareholder of the Issuer. As indicated above, Farmers acquired these Shares primarily for the purpose of investment.

Item 5.  Interest in Securities of the Issuer

         The current interests of the reporting persons in the common stock of the Issuer are as follows:


                                                                      Percent of
                                                     Shares           Ownership
                                                     ------           ---------
(1)  Farmers                                         821,560           41.1%

(2)  Pekin Casualty                                  147,020            7.3%
                                                     -------            ----

         Total Aggregate Number of
                  Shares and Ownership
                  Percentage                         968,520           48.4%

         Total Shares Outstanding                  2,000,000



         During January 1986, the Issuer's shares were subject to a 2 for 1 stock split, resulting in an increase in the number of shares outstanding from 1,000,000 to 2,000,000. Substantially all of the outstanding common stock of Pekin Casualty is owned by Farmers, with the exception of nine qualifying Shares owned by the directors of Pekin Casualty.

         Decisions with respect to the voting and disposition of Shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of 8 persons, 6 of whom are directors of the Issuer, Pekin Casualty and Farmers Management, and 2 of whom are outside of the management of those companies. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of December 5, 1986, are identified below.

The Shares of the Issuer beneficially owned by each member, as of that date, are set forth next to the member's name.

Advisory Committee                            Shares Beneficially Owned
------------------                            -------------------------

Ralph Heim, Chairman                                     4,600
T. E. Murphy                                             1,000
Curtis Mahaffey, Vice Chairman                           5,860
Walter R. McCoy                                         10,864
Paul Plesko                                                800
Arthur W. Anderson                                      36,774
Merlyn E. Lower                                         14,640
Dale W. Sarver                                          16,740
                                                        ------

         Total Aggregate Number of Shares               91,278

         Total Ownership Percentage                        4.6%

         See Item 4 for information regarding the transactions in the Issuer's Shares by the reporting persons during the sixty-day period immediately preceding the filing of this amendment to the Statement on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits.

         Not Applicable


                                    SIGNATURE


         After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

THE FARMERS AUTOMOBILE                     PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT



By: Paul Plesko, President                 By:  Paul Plesko, President

Attest:  Eugene W. Taylor, Secretary       Attest:  Eugene W. Taylor,  Secretary


Date:  December 8, 1986                    Date:  December 8, 1986

                                  Attachment 4


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  Statement on
                                   Schedule D
                                (Amendment No. 3)
                          Filed Pursuant to Rule 13d-1
                    Under the Securities Exchange Act of 1934

--------------------------------------------------------------------------------

                          PEKIN LIFE INSURANCE COMPANY
                    (Issuer to Which this Statement Relates)

--------------------------------------------------------------------------------

                                  COMMON STOCK
                            $2.50 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

--------------------------------------------------------------------------------

William E. Tunis, Sr. Vice President          Robert J. Loots
         Secretary & Treasurer                von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                  411 East Wisconsin Avenue
2505 Court Street                             Suite 700
Pekin, Illinois  61558                        Milwaukee, Wisconsin 53202
(309) 346-1161                                (414) 276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------

                                  June 11, 1990
             (Date of Event Which Requires Filing of This Statement)

CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person

         Pekin Insurance Company  37-6028411

--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds  WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship  Illinois

--------------------------------------------------------------------------------

Number of Shares              (7)      Sole Voting Power                    0
Beneficially Owned            (8)      Shared Voting Power          1,973,560
by Reporting Person           (9)      Sole Dispositive Power               0
With                          (10)     Shared Dispositive Power     1,973,560

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         1,973,560

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         49.33%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person IC

--------------------------------------------------------------------------------
CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number of Reporting Person

         The Farmers Automobile Insurance Association  37-0268670

--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds  WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship  Illinois

--------------------------------------------------------------------------------

Number of Shares                (7)      Sole Voting Power                    0
Beneficially Owned              (8)      Shared Voting Power          1,973,560
by Reporting Person             (9)      Sole Dispositive Power               0
With                            (10)     Shared Dispositive Power     1,973,560

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         1,973,560

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         49.33%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person IC

--------------------------------------------------------------------------------

                         Amendment No. 3 to Schedule 13D


         Pekin Insurance Company ("Pekin Casualty") and The Farmers Automobile Insurance Association ("Farmers") (collectively referred to as the "Reporting Persons") hereby amend and supplement their joint statement on Schedule 13D originally filed by the Reporting Persons on December 4, 1985 and amended thereafter (as further amended by this Amendment, the "Statement"), with respect to the common stock, $2.50 par value (the "Shares") of Pekin Life Insurance Company, an Illinois insurance company (the "Issuer").

Item 4. Purpose of Transaction. Item 4 of the Statement is hereby amended by inserting the following at the end of the item: On Monday, June 11, 1990, the Board of Directors of the Issuer declared a two-for-one stock split, payable to shareholders of record as of Monday, June 18, 1990. Pursuant to the stock split, each shareholder, including the Reporting Persons, will receive one Share for each Share held as of the record date.

Item 5. Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:
         The interests of the Reporting Persons in the common stock of the Issuer (after the current stock split) are as follows:

                                                                  Percent of
                                                 Shares            Ownership
                                                 ------            ---------

(1)      Farmers                               1,679,520               41.98%
(2)      Pekin Casualty                          294,040                7.35%
         Total Aggregate Number of
         Shares and Ownership
         Percentage                            1,973,560               49.33%

         Total Shares Outstanding                             4,000,000
         (after distribution of the
         shares pursuant to the stock split)

         Substantially all of the outstanding common stock of Pekin Casualty is owned by Farmers, with the exception of nine qualifying Shares owned by the directors of Pekin Casualty.

         Decisions with respect to the voting and disposition of Shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of eight persons, seven of whom are directors of the Issuer, Pekin Casualty and Farmers Management, and one of whom is outside of the management of those companies. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of June 11, 1990, are identified below. The Shares of the Issuer beneficially owned by each member, as of that date, are set forth next to the member's name.

Advisory Committee                                    Shares Beneficially Owned
------------------                                    -------------------------
Curtis Mahaffey, Chairman                                  11,720
T. E. Murphy                                                2,000
Walter R. McCoy                                            21,728
Paul Plesko                                                 1,600
Arthur W. Anderson, Vice Chairman                          44,906
Merlyn E. Lower                                            31,280
Dale W. Sarver                                             28,820
Eugene W. Taylor                                            8,000
                                                        ---------

         Total Aggregate Number of Shares                 150,054

         Total Ownership Percentage                          3.75%


Item 7.           Material to be Filed as Exhibits.

                  (8) Letter to shareholders of the Issuer dated June 11, 1990.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

THE FARMERS AUTOMOBILE                      PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY

FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By: Eugene W. Taylor, President           By: Eugene W. Taylor, President


Attest:  William E. Tunis, Secy           Attest:  William E. Tunis, Secy


Date: June 26, 1990                       Date: June 26, 1999

                                  ATTACHMENT 5

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

--------------------------------------------------------------------------------

                          PEKIN LIFE INSURANCE COMPANY
                                (Name of Issuer)

--------------------------------------------------------------------------------

                                  COMMON STOCK
                            $2.50 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

--------------------------------------------------------------------------------

William E. Tunis, Sr. Vice President         Robert J. Loots
      Secretary & Treasurer                  von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                 411 East Wisconsin Avenue
2505 Court Street                            Suite 700
Pekin, Illinois  61558                       Milwaukee, Wisconsin 53202
(309) 346-1161                               (414) 276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                November 18, 1992
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 705634103

1)       Name and I.R.S. Identification Number and Number of Reporting Person

         Pekin Insurance Company 37-6028411

--------------------------------------------------------------------------------

2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds   WC

--------------------------------------------------------------------------------

5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of
         Schedule 13D
         Not Required

--------------------------------------------------------------------------------

6)       Citizenship       Illinois

--------------------------------------------------------------------------------

Number of Shares              7) Sole Voting Power                       0
Beneficially Owned            8) Shared Voting Power             2,170,965
by Reporting Person           9) Sole Dispositive Power                  0
With                          10) Shared Dispositive Power       2,170,965

--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Reporting Person

         49.34%
--------------------------------------------------------------------------------

12)      Aggregate Amount in Row (11) Excludes Certain Shares

         Not applicable.
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

         49.34%
--------------------------------------------------------------------------------

14)      Type of Reporting Person   IC

--------------------------------------------------------------------------------
CUSIP No. 705634103

1)       Name and I.R.S. Identification Number and Number of Reporting Person

         The Farmers Automobile Insurance Association  37-0268670

--------------------------------------------------------------------------------

2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds   WC

--------------------------------------------------------------------------------

5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

6)       Citizenship       Illinois

--------------------------------------------------------------------------------

Number of Shares              7) Sole Voting Power                  0
Beneficially Owned            8) Shared Voting Power        2,170,965
by Each Reporting Person      9) Sole Dispositive Power             0
With                          10) Shared Dispositive Power  2,170,965

--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Reporting Person

         49.34%
--------------------------------------------------------------------------------

12)      Aggregate Amount in Row (11) Excludes Certain Shares

         Not applicable

--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

         49.34%

--------------------------------------------------------------------------------

14)      Type of Reporting Person   IC

--------------------------------------------------------------------------------

                               Amendment No. 4 to
                                  Schedule 13D

         Pekin Insurance Company ("Pekin Casualty") and The Farmers Automobile Insurance Association ("Farmers") (collectively referred to as the "Reporting Persons") hereby amend and supplement their joint statement on Schedule 13D originally filed by the Reporting Persons on December 4, 1985 and amended thereafter (as further amended by this Amendment, the "Statement"), with respect to the common stock, $2.50 par value (the "Shares") of Pekin Life Insurance Company, an Illinois insurance company (the "Issuer").

Item 3. Source and Amount of Funds or Other Consideration. Item 3 of the statement is hereby amended in its entirety to state as follows:

         All funds used by Farmers and Pekin Casualty to purchase Shares currently held were from the working capital of the two Reporting Persons. All funds which will be used to purchase additional Shares will also be from the working capital of the two Reporting Persons.

Item 4. Purpose of Transaction. Item 4 of the Statement is hereby amended by inserting the following at the end of the item:

         The purpose of this Agreement is to report the adoption of resolutions authorizing the Reporting Persons to purchase additional Shares of the Issuer from time to time. On November 18, 1992, the respective Boards of Directors of Farmers Automobile Management Corp. (on behalf of and as attorney-in-fact for Farmers), and Pekin Casualty adopted resolutions authorizing Farmers and Pekin Casualty to purchase, from time to time, additional Shares in the open market or in privately-negotiated transactions at prices not to exceed the prevailing market price of the Shares in effect at the time of each such purchase. The resolutions adopted on behalf of Farmers authorize Farmers to purchase up to 80,000 Shares and the resolutions adopted on behalf of Pekin Casualty authorize Pekin Casualty to purchase up to 35,000 Shares. Farmers and Pekin Casualty will be purchasing additional shares of the Issuer for purposes of investment and to facilitate the maintenance of an orderly market for the Shares.

         In addition, on October 21, 1992, the Board of Directors of the Issuer declared a ten-percent stock dividend, payable on December 1, 1992 to shareholders of record as of November 3, 1992. Pursuant to the stock dividend, each shareholder, including the Reporting Persons, will receive one Share for each ten Shares held as of the record date, with the exception of those shareholders who would have received fractional Shares. All fractional Shares which would have been issued by the Issuer as a result of the stock dividend, which would total 49 Shares, will instead be purchased from the Issuer by Farmers at a price of $15.50 per Share, representing the market price of the Shares on the record date. The proceeds of the sale of such Shares to Farmers will be paid by the Issuer on a pro rata basis to those shareholders who would have received such fractional Shares.

         The purposes of the purchase by Farmers of all of those Shares which would otherwise be issued as fractional Shares are to avoid the necessity of any single shareholder holding a fractional Share and to have the aggregate number of Shares of the Issuer outstanding after the stock dividend be an even number.

Item 5. Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:
         The interests of the Reporting Persons in the common stock of the Issuer (before the stock dividend) are as follows:

                                                                  Percent of
                                                  Shares          Ownership
                                                  ------          ---------

Farmers                                           1,679,520        41.98%

Pekin Casualty                                      294,040         7.35%
                                                  ---------       ------

         Total Aggregate No. of Shares
         and Ownership Percentage                 1,973,560        49.33%

         Total Shares Outstanding                 4,000,000       100.00%
         (before stock dividend)

         The interests of the Reporting Persons, after December 1, 1992, the payment date of the stock dividend, will be as follows:

                                                                  Percent of
                                                   Shares          Ownership
                                                   ----------     ----------
Farmers                                            1,847,521*        41.99%

Pekin Casualty                                       323,444          7.35%

         Total Aggregate No. of Shares
         and Ownership Percentage                  2,170,965         49.34%

         Total Shares Outstanding                  4,400,000        100.00%
         (before stock dividend)

*Includes purchase by Farmers of 49 shares from Issuer, which Shares would otherwise have been issued as fractional Shares.

Other than as described herein, no transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

         Substantially all of the outstanding common stock of Pekin Casualty is owned by Farmers, with the exception of nine qualifying shares owned by the directors of Pekin Casualty.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of nine persons, eight of whom are directors of the Issuer, Pekin Casualty and Farmers Management, and one of whom is outside of the management of those companies. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of November 18, 1992, are identified below. The Shares of the Issuer which will be beneficially owned by each member, as of December 1, 1992, the payment date of the stock dividend, are set forth next to the member's name.


Advisory Committee                                     Shares Beneficially Owned
------------------                                     -------------------------

Curtis Mahaffey, Chairman                                    12,892
T. E. Murphy                                                  2,200
Walter R. McCoy                                              23,900
Paul Plesko                                                   1,760
Arthur W. Anderson, Vice Chairman                            22,943
Merlyn E. Lower                                              25,608
Dale W. Sarver                                               31,702
Eugene W. Taylor                                              8,800
Robert W. Scheffler                                           5,918
                                                          ---------

     Total Aggregate Number of Shares                       135,723

     Total Ownership Percentage                               3.08%

Item 7. Material to be filed as Exhibits.

         (9) Certified resolutions adopted on November 18, 1992, by the Board of Directors of Farmers Automobile Management Corp., on behalf of and as attorney-in-fact for the Farmers Automobile Insurance Association; by the Board of Directors of Pekin Insurance Company; and by the Advisory Committee of The Farmers Automobile Insurance Association and Pekin Insurance Company.


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

THE FARMERS AUTOMOBILE                               PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By: Robert W. Scheffler, President           By: Robert W. Scheffler, President


Attest:  William E. Tunis, Secretary         Attest: William E. Tunis, Secretary


Date:     November 24, 1992                  Date:     November 24, 1992

                                  Attachment 6


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*
--------------------------------------------------------------------------------

                          PEKIN LIFE INSURANCE COMPANY

                                (Name of Insurer)
--------------------------------------------------------------------------------

                                  COMMON STOCK

                            $1.25 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

--------------------------------------------------------------------------------

William E. Tunis, Sr. Vice President          Robert J. Loots
      Secretary & Treasurer                   von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                  411 East Wisconsin Avenue
2505 Court Street                             Suite 700
Pekin, Illinois  61558                        Milwaukee, Wisconsin 53202
(309) 346-1161                                (414) 276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------

                                January 21, 1994

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person

         Pekin Insurance Company  37-6028411
--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b)      X      (The reporting person does describe at Item 5 a control
                         relationship with another person owning over 5% of the
                         outstanding common stock of the Issuer but does not
                         affirm the existence of a group)
--------------------------------------------------------------------------------

(3)      SEC Use Only
--------------------------------------------------------------------------------

(4)      Source of Funds   WC
--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship       Illinois
--------------------------------------------------------------------------------

Number of Shares               (7)      Sole Voting Power                   0
Beneficiary Owned              (8)      Shared Voting Power         4,341,930
by Reporting Person            (9)      Sole Dispositive Power              0
With                           (10)     Shared Dispositive Powers   4,341,930

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         49.34%
--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row  (11)  Excludes Certain Shares

         Not Applicable
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row  (11)

         49.34%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person   IC
--------------------------------------------------------------------------------

CUSIP No.  705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person

         The Farmers Automobile Insurance Association         37-0268670
--------------------------------------------------------------------------------

(2)      Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)
--------------------------------------------------------------------------------

(3)      SEC Use Only
--------------------------------------------------------------------------------

(4)      Source of Funds   WC
--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required
--------------------------------------------------------------------------------

(6)      Citizenship       Illinois
--------------------------------------------------------------------------------

Number of Shares                (7)      Sole Voting Power                 0
Beneficiary Owned               (8)      Shared Voting Power       4,341,930
by Reporting Person             (9)      Sole Dispositive Power            0
With                            (10)     Shared Dispositive Powers 4,341,930

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         49.34%
--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row  (11)  Excludes Certain Shares

         Not Applicable
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row  (11)

         49.34%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person   IC
--------------------------------------------------------------------------------

                               Amendment No. 5 to
                                  Schedule 13D

Pekin Insurance Company ("Pekin Casualty") and The Farmers Automobile Insurance Association ("Farmers") (collectively referred to as the "Reporting Persons") hereby amend and supplement their joint statement on Schedule 13D originally filed by the Reporting Persons on December 4, 1985 and amended thereafter (as further amended by this Amendment, the "Statement"), with respect to the common stock, $1.25 par value (the "Shares") of Pekin Life Insurance Company, an Illinois insurance company (the "Issuer").

Item 1. Security and Insurer. Paragraph 1 of Item 1 of the Statement is hereby amended in its entirety to state as follows:

                  The securities to which this Statement relates are shares of common stock, par value $1.25 per share (the "Shares"), of the Pekin Life Insurance Company (the "Insurer"). The Insurer is an Illinois insurance company engaged in the principal business of offering and selling life, accident and health insurance and was formed on April 28, 1965. The Shares are traded in the over-the-counter market. The Insurer has its principal business and executive offices at 2505 Court Street, Pekin, Illinois 61558.


Item 4. Purpose of Transaction. Item 4 of the Statement is hereby amended by inserting the following at the end of the item:

On November 17, 1993, the Board of Directors of the Issuer declared a two-for-one stock split conditioned upon obtaining shareholder and regulatory approvals of an amendment to the Issuer's Articles of Incorporation increasing the number of shares authorized for issuance and decreasing the par value per Share. Pursuant to the stock split each shareholder, including the Reporting Persons, will receive one share for each share held as of the record date. The primary purpose for the stock split is to broaden the public interest in the Issuer's stock.

         On December 15, 1993, at a special meeting of shareholders, the Issuer's shareholders amended the Issuer's Articles of Incorporation to both increase the maximum number of common shares authorized to be issued from 8,000,000 to 22,000,000 and reduce the par value per share from $2.50 to $1.25. The primary purpose of the authorization of additional shares of common stock was to provide sufficient shares to implement the two-for-one stock split and make additional shares available for other future corporate purposes. The amendments to the Articles of Incorporation were approved by the Illinois Director of Insurance on January 13, 1994. Stock certificates representing the additional Shares were distributed on or about January 21, 1994.

Item 5. Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:

         The interests of the Reporting Persons in the common stock of the Issuer, after giving effect to the stock split, are as follows:

                                                                    Percent of
                                                     Shares          Ownership
                                                     ------          ---------

Farmers                                              3,695,042         41.99%

Pekin Casualty                                         646,888          7.35%

         Total Aggregate No. of Shares
         and Ownership Percentage                    4,341,930         49.34%

         Total Shares Outstanding                    8,800,000        100.00%

Other than as described herein, no transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

         Substantially all of the outstanding common stock of Pekin Casualty is owned by Farmers.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of nine persons, eight of whom are directors of the Issuer, Pekin Casualty and Farmers Management, and one of whom is outside of the management of those companies. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and disposition power.

         The members of the Advisory Committee, as of January 1, 1994, are identified below. The Shares of the Issuer beneficially owned by each member, after the effective date of the stock split, are set forth next to the member's name.



         Advisory Committee                             Shares Beneficially Owned
         ------------------                             -------------------------

Jerry Purdom                                                    24,684
Walter R. McCoy, Vice Chairman                                  47,800
Paul Plesko                                                      3,520
Arthur W. Anderson, Chairman                                    45,886
Merlyn E. Lower                                                 40,576
Eugene W. Taylor                                                17,600
Robert W. Scheffler                                             17,036
                                                                ------

   Total Aggregate Number of Shares                            197,102

   Total Ownership Percentage                                     2.24%


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.



THE FARMERS AUTOMOBILE                               PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT

By:      Robert W. Scheffler                         By:  Robert W. Scheffler

         President                                           President

Attest:  William E. Tunis                            Attest:  William E. Tunis
         Secretary                                            Secretary

Date:    January 19, 1994                            Date:    January 19, 1994

                                  Attachment 7

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

--------------------------------------------------------------------------------

                          PEKIN LIFE INSURANCE COMPANY
                                (Name of Issuer)

--------------------------------------------------------------------------------

                                  COMMON STOCK
                            $1.25 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

--------------------------------------------------------------------------------

William E. Tunis, Sr. Vice President         Robert J. Loots
         Secretary & Treasurer               von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                 411 East Wisconsin Avenue
2505 Court Street                            Suite 700
Pekin, Illinois  61558                       Milwaukee, Wisconsin 53202
(309) 346-1161                               (414) 276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------
                                February 15, 1995
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------

CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person.

         Pekin Insurance Company  37-6028411

--------------------------------------------------------------------------------

(2)      Member of a Group.

         (a)
         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)

--------------------------------------------------------------------------------

(3)      SEC Use Only
--------------------------------------------------------------------------------

(4)      Source of Funds            WC
--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required
--------------------------------------------------------------------------------

(6)      Citizenship                Illinois
--------------------------------------------------------------------------------

Number of Shares                    (7)    Sole Voting Power                  0
Beneficially Owned                  (8)    Shared Voting Power        4,341,930
by Reporting Person                 (9)    Sole Dispositive Power             0
With                                (10)   Shared Dispositive Power   4,341,930

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         4,341,930
--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         49.34%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person           IC


CUSIP No. 705634103

(1)      Name and I.R.S. Identification Number and Number of Reporting Person.

         The Farmers Automobile Insurance Association  37-0268670

--------------------------------------------------------------------------------

(2)      Member of a Group.
         (a)
         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)
--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds            WC

--------------------------------------------------------------------------------

(5)      Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e)
         Not Required

--------------------------------------------------------------------------------

(6)      Citizenship                Illinois

--------------------------------------------------------------------------------

Number of Shares                  (7)    Sole Voting Power                    0
Beneficially Owned                (8)    Shared Voting Power          4,341,930
by Reporting Person               (9)    Sole Dispositive Power               0
With                              (10)   Shared Dispositive Power     4,341,930

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Reporting Person

         4,341,930

--------------------------------------------------------------------------------

(12)     Aggregate Amount in Row (11) Excludes Certain Shares

         Not Applicable

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         49.34%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person           IC



                               Amendment No. 6 to
                                  Schedule 13D


         Pekin Insurance Company ("Pekin Casualty") and The Farmers Automobile Insurance Association ("Farmers") collectively referred to as the "Reporting Persons") hereby amend and supplement their joint statement on Schedule 13D originally filed by the Reporting Persons on December 4, 1985 and amended thereafter (as further amended by this Amendment, the "Statement"), with respect to the common stock, $1.25 par value (the "Shares") of Pekin Life Insurance Company, an Illinois insurance company (the "Issuer").

Item 5. Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:




         The interests of the Reporting Persons in the common stock of the Issuer are as follows:

                                                                      Percent of

                                                  Shares              Ownership
                                                  ------              ---------

Farmers                                         3,695,042                41.99%

Pekin Casualty                                    646,888                 7.35%

         Total Aggregate No. of Shares and
         Ownership Percentage                   4,341,930                49.34%

         Total Shares Outstanding               8,800,000               100.00%

No transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

         Substantially all of the outstanding common stock of Pekin Casualty is owned by Farmers.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of six persons, all of whom are directors of the Issuer, Pekin Casualty and Farmers management. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of this Advisory Committee, as of February 15, 1995, are identified below. The Shares of the Issuer beneficially owned by each member, are set forth next to the member's name.

         Advisory Committee                          Shares Beneficially Owned
         ------------------                          -------------------------

Walter R. McCoy, Chairman                                   47,800
Jerry Purdum, Vice Chairman                                 26,472
Merlyn E. Lower                                             28,816
Robert W. Scheffler                                         19,035
R. Michael Weir                                              1,000
Sylvan L. Franklin                                             352
                                                          --------

         Total Aggregate Number of Shares                  123,475

         Total Ownership Percentage                            1.4%

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


THE FARMERS AUTOMOBILE                       PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By: Robert W. Scheffler, President           By: Robert W. Scheffler, President


Attest: William E. Tunis, Secretary          Attest: William E. Tunis, Secretary


Date:    March 3, 1995                       Date:    March 3, 1995

                                  Attachment 8

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

--------------------------------------------------------------------------------

                          PEKIN LIFE INSURANCE COMPANY
                                (Name of Issuer)


--------------------------------------------------------------------------------

                                  COMMON STOCK
                            $1.25 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

--------------------------------------------------------------------------------

William E. Tunis, Sr. Vice President              Robert J. Loots
  Secretary and Treasurer                         von Briesen, Purtell
Pekin Life Insurance Company                             & Roper, s.c.
2505 Court Street                                 411 E. Wisconsin Avenue
Pekin, Illinois  61558                            Milwaukee, Wisconsin  53202
(309) 346-1161                                    (414) 276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------

                                 March 31, 1997
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 705634103

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons.

         Pekin Insurance Company 37-6028411

--------------------------------------------------------------------------------

2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds   Inapplicable

--------------------------------------------------------------------------------

5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of
         Schedule 13D
         Not Required

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization        Illinois

--------------------------------------------------------------------------------

Number of Shares                  7)   Sole Voting Power                       0
Beneficially Owned                8)   Shared Voting Power             4,341,930
by Reporting Person               9)   Sole Dispositive Power                  0
With                              10)   Shared Dispositive Power       4,341,930

--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Reporting Person

         4,341,930

--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         Inapplicable

--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

         49.34%

--------------------------------------------------------------------------------

14)      Type of Reporting Person   IC


CUSIP No. 705634103

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons.

         The Farmers Automobile Insurance Association  37-0268670

--------------------------------------------------------------------------------
2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group)

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds   Inapplicable

--------------------------------------------------------------------------------

5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of
         Schedule 13D
         Not Required

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization        Illinois

--------------------------------------------------------------------------------
Number of Shares                  7)   Sole Voting Power                    0
Beneficially Owned                8)   Shared Voting Power          4,341,930
by Reporting Person               9)   Sole Dispositive Power               0

With                              10)   Shared Dispositive Power    4,341,930

--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Reporting Person

         4,341,930

--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         Inapplicable

--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

         49.34%

--------------------------------------------------------------------------------

14)      Type of Reporting Person   IC



                               Amendment No. 7 to
                                  Schedule 13D


         Pekin Insurance Company ("Pekin Casualty") and The Farmers Automobile Insurance Association ("Farmers") (collectively referred to as the "Reporting Persons") hereby amend and supplement their joint statement on Schedule 13D originally filed by the Reporting Persons on December 4, 1985 and amended thereafter (as further amended by this Amendment, the "Statement"), with respect to the common stock, $1.25 par value (the "Shares") of Pekin Life Insurance Company, an Illinois insurance company (the "Issuer").

Item 5. Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:

         The interests of the Reporting Persons in the common stock of the Issuer are as follows:

                                                                       Percent of
                                                     Shares            Ownership
                                                     ------            ---------

Farmers                                              3,695,042           41.99%

Pekin Casualty                                         646,888            7.35%

         Total Aggregate No. of Shares
         and Ownership Percentage                    4,341,930           49.34%

         Total Shares Outstanding                    8,800,000          100.00%


No transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

         Substantially all of the outstanding common stock of Pekin Casualty is owned by Farmers.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of six persons, all of whom are directors of the Issuer, Pekin Casualty and Farmers. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of March 31, 1997, are identified below. The Shares of the Issuer beneficially owned by each member, are set forth next to the member's name.


Advisory Committee                                 Shares Beneficially Owned
------------------                                 -------------------------

R. Michael Weir, Chairman                                 6,024
Steven R. Anderson, Vice Chairman                         5,119
Ronald G. Beck                                            2,950
Robert W. Scheffler                                      21,635
L. Neal Tay                                              10,879
Sylvan L. Franklin                                        3,422


         Total Aggregate Number of Shares                50,029

         Total Ownership Percentage                         .57%




                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

THE FARMERS AUTOMOBILE                               PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By: Robert W. Scheffler, President         By: Robert W. Scheffler, President


Attest: William E. Tunis, Secretary       Attest: William E. Tunis, Secretary

Date: May 9, 1997                         Date: May 9, 1997